UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
The Plug Drink, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    April 26, 2019

Physical address of issuer
1840 E. 46th Street Los Angeles, CA 90058

Website of issuer
www.theplugdrink.com

Current number of employees
8

Filer EDGAR CIK
0001943842

Submission Contact Person Information

      Name
      Raymond Kim

      Phone Number
      (818) 271-9562

      Email Address
      ray@theplugdrink.com

      Notification Email Address
      ray@theplugdrink.com

Signatories

      Name
      Raymond Kim

      Signature

      Title
      Co-Founder & CEO

      Email
      ray@theplugdrink.com

      Date
      June 14, 2024